Interacting with Rayyan (Web Version)


Authors label few examples and Rayyan presents predictions through a 5-star rating
Include/ Exclude
Suggest
Collaboration with fully trackable actions + blind screening
EMOLLIENTS 4984
Translate
Upload
Collaborate
RefMan, EndNote, ..., Text or MS Word
Word Cloud, keywords for I/E, authors, labels
Navigate
Copy/Export
PDF Upload
Graph
Article2
Article1
Article4
Article3
Multi-facet navigation and filtering, user-labels, and keyword search
Copy to other reviews with I/E and labels
Upload Full text of selected articles
Similarity graph navigation with several knobs